EXHIBIT 99.6


                       BANCO ITAU HOLDING FINANCEIRA S.A.
CNPJ. 60.872.504/0001-23        A Publicly Listed Company      NIRE. 35300010230

                          DISCLOSURE OF A MATERIAL FACT

                        MEETING OF THE BOARD OF DIRECTORS
                                  OF MAY 2 2005
                                  -------------

              On May 2 2005, at 3:30 p.m, with the legal quorum present, the Board Of Directors of BANCO ITAU HOLDING FINANCEIRA S.A. met at the company's head office, under the chairmanship of Dr. Olavo Egydio Setubal, with the purpose of deciding on the repurchase of shares issued by the Bank itself, without the reduction in capital stock in accordance with the provisions of paragraphs 1 and 2 of article 30 of Law 6.404/76 and CVM Instruction 10, 268 and 390 of February 14 1980, November 13 1997 and July 8 2003, respectively.

              Opening the agenda, the Chairman informed that:

a) at its meeting on May 3 2004, this Board authorized the Company's Board of Executive Officers to buy back its own shares, the authorization to terminate on April 29 2005, up to a limit of 680,000 in common shares and 3,720,000 in preferred shares;

b) pursuant to these limits, to the present moment, the company has bought back 89,710 common shares and 852,810 preferred shares which, in addition to the outstanding balances on May 3 2004, total 90,190 common shares and 2,429,930 preferred shares issued by the company;

c) of this total of own shares held as treasury stock, 88,803 common shares were cancelled in the light of the general stockholders' meeting's decision of April 27 2005, 609,550 preferred shares were resold to the market via private sales transactions under the "Plan for Granting Stock Options", and 186,500 preferred shares remain in the custody of the Brazilian Clearing and Depository Corporation, as the underlying stock for the issue of securities under the Argentine Certificates of Deposit Program (CEDEAR's), pursuant to the approval of the Brazilian Securities and Exchange Commission (Comissao de Valores Mobiliarios) - CVM in their authorizing letters CVM/GER-2/n(0) 152/98 and CVM/GEA-4/n(0) 118/98.

              After this, the Board of Directors, considering it to be opportune to buy-back shares for holding as treasury stock, cancellation or resale to the market, unanimously decided to renew the limits for these buy-backs, as from this date, hereby authorizing the company to buy up to 4,130,000 own book entry shares, with no par value, being up to 679,000 common and up to 3,451,000 preferred shares.

              Having clarified that the acquisition of such shares, herewith authorized, represents less than 10% (ten per cent) of the 6,809,531 common shares and 54,536,861 preferred shares freely circulating in the market, it was decided:



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BANCO ITAU HOLDING FINANCEIRA S.A.                                        Page 2
Meeting of the Board of Directors of May 2 2005

a) to attribute to the Board of Executive Officers discretion to decide when to effect the buy-back operations within the limits herewith approved;

b) that these acquisitions will be effected via the Stock Exchanges up to April 28 2006, using resources in the Revenues Reserve ("Reserve - Goodwill on Issued Shares");

c) that these acquisitions be intermediated by ITAU CORRETORA DE VALORES S.A., with head office at Av. Hugo Beolchi, 900- 15th floor in the city of Sao Paulo.

              All items on the agenda having been concluded, the meeting was declared closed, the transcription of which was registered in these minutes, and having been read and approved, was signed by those present. Sao Paulo-SP, May 2 2005. (signed) Olavo Egydio Setubal - Chairman; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Chairmen; Alcides Lopes Tapias, Carlos da Camara Pestana, Henri Penchas, Jose Vilarasau Salat, Persio Arida, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Directors.




                                      ALFREDO EGYDIO SETUBAL
                                    Investor Relations Officer